Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02049157

6th August 2002

02 AUG 15

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 6th August 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Encl

dlw 8/21

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Share Repurchase etc
Released	11:50 6 Aug 2002
Number	6080Z

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

1. SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	6th August 2002
Total number of shares repurchased:	235,200 shares
Highest price paid per share:	US$5.65
Lowest price paid per share:	US$5.60

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

2. DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

Following the repurchase by JMH of its ordinary shares in the market and the completion of the cancellation in due course by JMH of the relevant repurchased shares, the interest of Jardine Securities Limited, a wholly-owned subsidiary of Jardine Strategic Holdings Limited, in JMH will increase from 15.99% to 16.0008%.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

6th August 2002

www.jardines.com

END